TSX, NYSE: AKG

RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, June 19, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) today announced that all the resolutions put to shareholders at the Company’s annual general meeting (the “Meeting”) held yesterday were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Election of Directors

The six nominees listed in the Company’s management information circular dated May 22, 2015, were elected at the Meeting as directors of Asanko.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Colin Steyn	112,816,501	99.81%	214,140	0.19%
Peter Breese	112,866,701	99.85%	163,940	0.15%
Gordon Fretwell	92,114,343	81.50%	20,916,298	18.50%
Marcel de Groot	112,795,024	99.79%	235,617	0.21%
Shawn Wallace	111,450,601	98.60%	1,580,040	1.40%
Michael Price	112,803,923	99.80%	226,718	0.20%

Appointment of Auditor

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
KPMG LLP	128,553,201	99.81%	249,465	0.19%

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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